UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, transactions, trends, events, dividends, results of operations, and/or financial condition and measures, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in Item 1A. included herein, the Company’s annual report on Form 20-F for the financial year ended December 31, 2022, and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ in millions and shares in thousands, except per share amounts)

	Notes	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents		461	590
Restricted cash and cash equivalents		138	150
Trade and other receivables, net	5	662	670
Inventories, net	6	316	254
Other current assets		492	467
Total current assets		2,069	2,131
Systems, equipment and other assets related to contracts, net		918	899
Property, plant and equipment, net		116	118
Operating lease right-of-use assets		240	254
Goodwill		4,493	4,482
Intangible assets, net	7	1,616	1,375
Other non-current assets		1,062	1,174
Total non-current assets		8,445	8,302
Total assets		10,514	10,433

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		717	731
Current portion of long-term debt	8	217	61
Short term borrowings	8	3	—
DDI / Benson Matter provision	10	—	220
Other current liabilities		842	837
Total current liabilities		1,779	1,848
Long-term debt, less current portion	8	5,596	5,690
Deferred income taxes		362	305
Operating lease liabilities		226	239
Other non-current liabilities	9	650	372
Total non-current liabilities		6,834	6,607
Total liabilities		8,613	8,454
Commitments and contingencies	10
Shareholders’ equity
Common stock, par value $0.10 per share; 207,166 shares issued and 200,293 shares outstanding at June 30, 2023; 205,952 shares issued and 199,079 shares outstanding at December 31, 2022		21	21
Additional paid-in capital		2,132	2,199
Retained deficit		(1,095)	(1,164)
Treasury stock, at cost; 6,873 shares at June 30, 2023 and December 31, 2022		(156)	(156)
Accumulated other comprehensive income	12	525	529
Total IGT PLC’s shareholders’ equity		1,427	1,429
Non-controlling interests		473	550
Total shareholders’ equity		1,900	1,979
Total liabilities and shareholders’ equity		10,514	10,433

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ in millions and shares in thousands, except per share amounts)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2023	2022	2023	2022
Service revenue	14	835	842	1,681	1,688
Product sales	14	220	179	435	384
Total revenue		1,055	1,021	2,116	2,072
Cost of services		402	420	800	848
Cost of product sales		131	117	258	239
Selling, general and administrative		211	195	428	388
Research and development		60	60	122	117
Other operating expense, net		—	1	—	1
Total operating expenses		805	793	1,610	1,592
Operating income	14	251	228	506	480
Interest expense, net	8	71	75	141	151
Foreign exchange loss (gain), net		5	(19)	32	(22)
Other non-operating (income) expense, net	15	(2)	150	2	147
Total non-operating expenses		75	205	176	276
Income before provision for (benefit from) income taxes	11	176	22	330	204
Provision for (benefit from) income taxes	11	86	(11)	173	53
Net income		90	34	157	151
Less: Net income attributable to non-controlling interests		44	38	88	76
Net income (loss) attributable to IGT PLC	13	46	(4)	69	75

Net income (loss) attributable to IGT PLC per common share - basic	13	0.23	(0.02)	0.35	0.37
Net income (loss) attributable to IGT PLC per common share - diluted	13	0.23	(0.02)	0.34	0.37

Weighted-average shares - basic	13	200,079	202,696	199,882	203,217
Weighted-average shares - diluted	13	202,626	202,696	202,163	204,613

 The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2023	2022	2023	2022
Net income		90	34	157	151
Foreign currency translation adjustments, net of tax	12	—	26	2	38
Unrealized gain (loss) on hedges, net of tax	12	1	3	(1)	4
Unrealized gain on other, net of tax	12	—	1	—	1
Other comprehensive income, net of tax		1	30	1	44
Comprehensive income		91	64	158	195
Less: Comprehensive income attributable to non-controlling interests		43	10	94	38
Comprehensive income attributable to IGT PLC		47	54	65	157

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

		For the six months ended June 30,
	Notes	2023	2022
Cash flows from operating activities
Net income		157	151
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		151	148
Amortization		110	94
Amortization of upfront license fees		100	100
Deferred income taxes		55	(31)
Foreign exchange loss (gain), net		32	(22)
Stock-based compensation		23	22
Amortization of debt issuance costs		6	8
DDI / Benson Matter provision		—	150
Other non-cash items, net		2	(10)
Changes in operating assets and liabilities:
Trade and other receivables		6	67
Inventories		(63)	(53)
Accounts payable		(7)	(136)
DDI / Benson Matter provision	10	(220)	—
Accrued interest payable		(4)	—
Accrued income taxes		64	6
Other assets and liabilities		(68)	(108)
Net cash provided by operating activities		345	385

Cash flows from investing activities
Capital expenditures		(193)	(153)
Other		3	13
Net cash used in investing activities		(190)	(139)

Cash flows from financing activities
Principal payments on long-term debt	8	(462)	—
Payments on license obligations		(8)	—
Net (payments on) receipts from financial liabilities		(6)	36
Net proceeds from (payments of) short-term borrowings		—	(52)
Net proceeds from Revolving Credit Facilities		473	245
Repurchases of common stock		—	(54)
Dividends paid		(80)	(81)
Dividends paid - non-controlling interests		(152)	(173)
Return of capital - non-controlling interests		(46)	(49)
Other		(23)	(7)
Net cash used in financing activities		(303)	(134)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents		(149)	111
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		7	(62)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		599	858
Less: Cash and cash equivalents included within assets held for sale		—	58
Less: Restricted cash and cash equivalents included within assets held for sale		—	57
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		599	743

Supplemental Cash Flow Information
Interest paid		148	150
Income taxes paid		54	78

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

Net income	—	—	23	—	—	23	44	67
Other comprehensive (loss) income, net of tax	—	—	—	—	(5)	(5)	6	1
Total comprehensive income (loss)	—	—	23	—	(5)	18	50	68

Capital increase	—	—	—	—	—	—	26	26
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends paid/declared	—	(40)	—	—	—	(40)	(149)	(189)
Balance at March 31, 2023	21	2,170	(1,141)	(156)	524	1,417	450	1,867

Net income	—	—	46	—	—	46	44	90
Other comprehensive income, net of tax	—	—	—	—	1	1	—	1
Total comprehensive income	—	—	46	—	1	47	43	91

Stock-based compensation	—	12	—	—	—	12	—	12
Shares issued under stock award plans	—	(10)	—	—	—	(9)	—	(9)
Return of capital	—	—	—	—	—	—	(18)	(18)
Dividends paid/declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at June 30, 2023	21	2,132	(1,095)	(156)	525	1,427	473	1,900

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2021	21	2,329	(1,439)	(41)	412	1,282	689	1,971

Net income	—	—	79	—	—	79	38	117
Other comprehensive income (loss), net of tax	—	—	—	—	24	24	(10)	14
Total comprehensive income	—	—	79	—	24	103	28	131

Stock-based compensation	—	10	—	—	—	10	—	10
Shares issued upon exercise of stock options	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(32)	(32)
Repurchases of common stock	—	—	—	(39)	—	(39)	—	(39)
Dividends paid/declared	—	(41)	—	—	—	(41)	(165)	(205)
Balance at March 31, 2022	21	2,296	(1,360)	(80)	436	1,313	521	1,834

Net (loss) income	—	—	(4)	—	—	(4)	38	34
Other comprehensive income (loss), net of tax	—	—	—	—	58	58	(28)	30
Total comprehensive (loss) income	—	—	(4)	—	58	54	10	64

Stock-based compensation	—	12	—	—	—	12	—	12
Capital increase	—	—	—	—	—	—	3	3
Return of capital	—	—	—	—	—	—	(18)	(18)
Repurchases of common stock	—	—	—	(15)	—	(15)	—	(15)
Dividends paid/declared	—	(41)	—	—	—	(41)	(12)	(53)
Balance at June 30, 2022	21	2,268	(1,364)	(95)	494	1,323	504	1,827

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and digital lottery.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on February 28, 2023 (the “2022 Form 20-F”).

Our condensed consolidated financial statements are stated in millions of United States (“U.S.”) dollars (except share and per share data) unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2022 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board and other authoritative guidance. ASUs adopted in 2023 did not have a material impact on the Company’s financial statements, and ASUs to be adopted in future periods are being evaluated and at this point are not expected to have a material impact on the Company’s financial statements.

3.    Revenue Recognition

Contract Balances

Information about contract assets and contract liabilities is as follows:

($ in millions)	June 30, 2023	December 31, 2022	Balance Sheet Classification
Contract assets:
Current	84	69	Other current assets
Non-current	78	81	Other non-current assets
	163	150

Contract liabilities:
Current	(99)	(91)	Other current liabilities
Non-current	(51)	(49)	Other non-current liabilities
	(151)	(139)

The amount of revenue recognized during the three and six months ended June 30, 2023 that was included in the contract liabilities balance at December 31, 2022 was $15 million and $36 million, respectively. The amount of revenue recognized during the three and six months ended June 30, 2022 that was included in the contract liabilities balance at December 31, 2021 was $16 million and $74 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At June 30, 2023, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $929 million. Of this amount, we expect to recognize as revenue approximately 34% within the next 12 months, approximately 35% between 13 and 36 months, approximately 16% between 37 and 60 months, and the remaining balance through December 31, 2031.

4.    Leases

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate). We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the condensed consolidated statements of operations. Operating lease income was approximately 7% and 6% of total revenue for the three months ended June 30, 2023 and 2022, respectively. Operating lease income was approximately 7% and 6% of total revenue for the six months ended June 30, 2023 and 2022, respectively.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the condensed consolidated statements of operations. Total sales-type lease income was approximately 1% of total revenue for both the three and six months ended June 30, 2023 and 2022. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the condensed consolidated balance sheets. Additional information on customer financing receivables is included in Note 5 – Receivables.

5.    Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due in 90 days or less.

($ in millions)	June 30, 2023	December 31, 2022
Trade and other receivables, gross	672	680
Allowance for credit losses	(10)	(11)
Trade and other receivables, net	662	670

The following table presents the activity in the allowance for credit losses:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2023	2022	2023	2022
Balance at beginning of period	(10)	(14)	(11)	(15)
Provisions, net	1	1	1	1
Amounts written off as uncollectible	—	3	—	3
Balance at end of period	(10)	(10)	(10)	(10)

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $193 million and $266 million during the six months ended June 30, 2023 and year ended December 31, 2022, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At June 30, 2023 and December 31, 2022, we had $124 million and $126 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Customer Financing Receivables, net

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the condensed consolidated balance sheets as follows:

	June 30, 2023			December 31, 2022
($ in millions)	Current Assets	Non-Current Assets	Total	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	182	74	256	184	87	271
Allowance for credit losses	(41)	(9)	(50)	(42)	(11)	(52)
Customer financing receivables, net	141	65	206	143	76	219

The following table presents the activity in the allowance for credit losses:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2023	2022	2023	2022
Balance at beginning of period	(52)	(72)	(52)	(71)
Provisions, net	—	6	—	5
Amounts written off as uncollectible	1	1	2	1
Balance at end of period	(50)	(65)	(50)	(65)

The Company’s customer financing receivable portfolio is composed of customers primarily within the Global Gaming segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as: (i) North America; (ii) Latin America and the Caribbean (“LAC”); and (iii) Europe, Middle East and Africa and Asia Pacific (“EMEA & APAC”).

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at June 30, 2023 are as follows:

	Year of Origination
($ in millions)	2023	2022	2021	2020	Prior	Total
North America	31	23	4	9	4	71
LAC	19	17	10	4	71	121
EMEA & APAC	14	24	13	5	8	64
	63	64	27	19	83	256

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at June 30, 2023 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	42	14	58
Short-term portion not yet due	43	52	28	124
Long-term portion not yet due	25	27	22	74
	71	121	64	256

6.    Inventories, net

($ in millions)	June 30, 2023	December 31, 2022
Raw materials	216	165
Work in progress	29	24
Finished goods	90	87
Inventories, gross	335	276
Obsolescence reserve	(20)	(22)
Inventories, net	316	254

7.    Intangible Assets, net

Intangible assets at June 30, 2023 and December 31, 2022 are summarized as follows:

	June 30, 2023			December 31, 2022
($ in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:
Customer relationships	2,303	1,523	780	2,303	1,464	838
Computer software and game library	900	834	66	887	809	78
Trademarks	184	124	61	184	119	65
Developed technologies	294	228	66	283	222	61
Licenses	455	71	384	133	55	78
Other	46	32	14	40	31	9
	4,183	2,812	1,371	3,830	2,700	1,130
Unamortized:
Trademarks	245	—	245	245	—	245
	4,428	2,812	1,616	4,075	2,700	1,375

Amortization expense on intangible assets for the three months ended June 30, 2023 and 2022 was $52 million and $44 million, respectively. Amortization expense on intangible assets for the six months ended June 30, 2023 and 2022 was $106 million and $88 million, respectively.

In June 2023, the Company entered into a ten-year licensing agreement with Sony that grants the Company exclusive rights to the Wheel of Fortune® brand across gaming, lottery, iGaming, and iLottery and non-exclusive rights to distribute Wheel of Fortune® content for free-to-play social casinos. Minimum guaranteed payments of $313 million under the agreement are included as a licensed asset within intangible assets, net with a corresponding licensing obligation payable within other non-current liabilities. Payments due under the agreement commence in 2025.

Other licensed assets reflected within intangible assets include the previously disclosed $75 million multi-year license agreement executed in December 2022. Payments made after the first 90 days following execution of these agreements are classified as payments on license obligations within the financing section of the condensed consolidated statements of cash flows.

8.    Debt

The Company’s long-term debt obligations consist of the following:

	June 30, 2023			December 31, 2022
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
3.500% Senior Secured Euro Notes due July 2024	122	—	121	320	(1)	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	500	(2)	498	700	(3)	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(4)	746	750	(5)	745
3.500% Senior Secured Euro Notes due June 2026	815	(4)	811	800	(4)	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(4)	746	750	(4)	746
2.375% Senior Secured Euro Notes due April 2028	543	(3)	540	533	(3)	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	745	750	(5)	745
Senior Secured Notes	4,230	(21)	4,209	4,603	(26)	4,578

Euro Term Loan Facilities due January 2027	869	(8)	861	1,067	(9)	1,058
Revolving Credit Facility A due July 2027	80	(9)	71	65	(10)	55
Revolving Credit Facility B due July 2027	464	(9)	455	—	—	—
Long-term debt	5,643	(47)	5,596	5,735	(45)	5,690

5.350% Senior Secured U.S. Dollar Notes due October 2023	—	—	—	61	—	61
Euro Term Loan Facilities due January 2027	217	—	217	—	—	—
Current portion of long-term debt	217	—	217	61	—	61

Short-term borrowings	3	—	3	—	—	—

Total debt	5,863	(47)	5,816	5,795	(45)	5,750

At December 31, 2022, $9 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, are recorded as other non-current assets in the condensed consolidated balance sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of June 30, 2023 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2024	—	339	339
2025	500	217	717
2026	750	1,032	1,782
2027	1,072	656	1,728
2028	—	543	543
2029 and thereafter	750	—	750
Total principal amounts	3,072	2,788	5,860

At June 30, 2023 and December 31, 2022, we were in compliance with all covenants under our debt agreements.

On March 13, 2023, Moody’s upgraded our corporate family rating and long-term senior secured debt rating to Ba1 and on February 2, 2023, Fitch Ratings, Inc. assigned a long-term issuer rating of BB+ and a rating of BBB- to our long-term senior secured debt.

Senior Secured Notes

On March 16, 2023, the Parent redeemed €188 million ($202 million) of the 3.500% Senior Secured Euro Notes due July 2024 (the “3.500% Notes”) for total consideration, excluding interest, of €188 million. Also on March 16, 2023, the Parent redeemed $200 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 (the “6.500% Notes”) for total consideration, excluding interest, of $203 million. The Company recorded a $1 million loss on extinguishment of debt in connection with the redemption of the 3.500% Notes and a $3 million loss on extinguishment of debt in connection with the redemption of the 6.500% Notes, which are classified in other non-operating (income) expense, net in the condensed consolidated statements of operations for the six months ended June 30, 2023.

On January 23, 2023, International Game Technology redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs and any short-term borrowings.

($ in millions)	June 30, 2023	December 31, 2022
Carrying value	5,813	5,750
Fair value	5,680	5,576

Interest Expense, net

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2023	2022	2023	2022
Senior Secured Notes	50	65	105	130
Term Loan Facilities	13	6	23	12
Revolving Credit Facilities	11	5	17	11
Other	3	2	5	4
Interest expense	77	78	150	157
Interest income	(5)	(3)	(9)	(6)
Interest expense, net	71	75	141	151

9.    Other Non-Current Liabilities

($ in millions)	Notes	June 30, 2023	December 31, 2022
Licensing obligation payable	7	360	61
Jackpot liabilities		114	114
Reserves for uncertain tax positions		55	52
Contract liabilities	3	51	49
Finance lease liabilities		20	22
Other		50	75
Total other non-current liabilities		650	372

10.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

At June 30, 2023, outstanding liabilities for all legal proceedings, including those discussed in detail below, were $14 million.

With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al. (the “DDI / Benson Matter provision”)

On June 1, 2023, the Court granted the Motion for Final Approval of Settlement and dismissed the case. The Company paid the $270 million agreed upon settlement amount (of which $50 million was placed in escrow in November 2022) on June 13, 2023.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, the Company advanced confidential settlement negotiations regarding this matter, and a tentative settlement has been reached subject to certain conditions to be satisfied by Plaintiff’s counsel. We anticipate settling on a mutually confidential basis with all, or a significant majority of, plaintiffs for an amount which is not material to the Company’s results of operations, financial position or cash flows and is expected to be paid with cash on hand. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process. Given the large number of plaintiffs, some plaintiffs may continue to pursue their case and perhaps proceed to trial on their claims.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Court granted the parties’ Second Agreed Motion for Continuance on June 15, 2023, with a new trial date to be scheduled.
(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claims damages in excess of $1 million.
(d)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

The Company will continue to monitor these matters and may adjust its disclosure and accrual in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, in our 2022 Form 20-F.

11.    Income Taxes

	For the three months ended June 30, (1)		For the six months ended June 30,
($ in millions, except percentages)	2023	2022	2023	2022
Income before provision for (benefit from) income taxes	176	22	330	204
Provision for (benefit from) income taxes	86	(11)	173	53
Effective income tax rate	48.9%	(50.8)%	52.5%	26.0%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three and six months ended June 30, 2023 of 48.9% and 52.5% differed from the U.K. statutory rate of 23.5% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

The effective income tax rate for the three and six months ended June 30, 2022 of (50.8)% and 26.0% differed from the U.K. statutory rate of 19.0% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit, and the impact of the international provisions of the Tax Act.

At June 30, 2023 and December 31, 2022, we had reserves for uncertain tax positions of $29 million and $27 million, respectively.

At June 30, 2023 and December 31, 2022, interest and penalties were accrued for uncertain tax positions of $27 million and $25 million, respectively.

The Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are under examination. On October 19, 2020, the Italian Tax Authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities on May 29, 2021 rejecting all findings. On December 9, 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. The Company filed an appeal with the Italian Tax Court in May 2022 relating to the 2015 tax assessment. On March 21, 2023, the Company received a tax assessment notice for €27 million relating to calendar year 2016. The Company plans to file an appeal with the Italian Tax Court relating to calendar year 2016 before September 18, 2023.

12.    Shareholders' Equity

Dividends

In both the first and second quarters of 2023, the Board of Directors of the Parent (the “Board”) declared and paid a quarterly cash dividend of $0.20 per share.

On July 27, 2023, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million in the aggregate, is payable on August 29, 2023, to shareholders of record at the close of business on August 15, 2023. The ex-dividend date is August 14, 2023. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended June 30, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at March 31, 2023	479	(8)	4	475	49	524
Reclassified to operations (1)	—	1	—	1	—	1
OCI	—	1	—	1	—	1
Balance at June 30, 2023	479	(7)	4	476	49	525
(1) Unrealized gain on hedges were reclassified into service revenue on the condensed consolidated statements of operations.

	For the three months ended June 30, 2022
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at March 31, 2022	399	(4)	3	397	39	436
Change during period	26	4	1	31	28	59
Reclassified to operations (1)	—	(1)	—	(1)	—	(1)
Tax effect	—	—	—	(1)	—	(1)
OCI	26	3	1	30	28	58
Balance at June 30, 2022	425	(2)	4	427	66	494
(1) Unrealized loss on hedges were reclassified into service revenue on the condensed consolidated statements of operations.

	For the six months ended June 30, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2022	477	(7)	4	474	55	529
Change during period	2	(2)	—	—	(6)	(6)
Reclassified to operations (1)	—	1	—	1	—	1
OCI	2	(1)	—	1	(6)	(5)
Balance at June 30, 2023	479	(7)	4	476	49	525
(1) Unrealized gain on hedges were reclassified into service revenue on the condensed consolidated statements of operations.

	For the six months ended June 30, 2022
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2021	387	(6)	3	384	28	412
Change during period	38	6	1	45	38	83
Reclassified to operations (1)	1	(1)	—	—	—	—
Tax effect	—	(1)	—	(1)	—	(1)
OCI	38	4	1	44	38	82
Balance at June 30, 2022	425	(2)	4	427	66	494
(1) Foreign currency translation adjustments related to liquidated subsidiaries were reclassified into foreign exchange loss (gain), net on the condensed consolidated statements of operations. Unrealized loss on hedges were reclassified into service revenue on the condensed consolidated statements of operations.

13.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions and shares in thousands, except per share amounts)	2023	2022	2023	2022
Numerator:
Net income (loss) attributable to IGT PLC	46	(4)	69	75

Denominator:
Weighted-average shares - basic	200,079	202,696	199,882	203,217
Incremental shares under stock-based compensation plans	2,547	—	2,281	1,396
Weighted-average shares - diluted	202,626	202,696	202,163	204,613

Net income (loss) attributable to IGT PLC per common share - basic	0.23	(0.02)	0.35	0.37
Net income (loss) attributable to IGT PLC per common share - diluted	0.23	(0.02)	0.34	0.37

There were no potentially dilutive shares attributable to stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended June 30, 2023 and 2 million stock options and unvested restricted stock awards were excluded for the three months ended June 30, 2022 as their inclusion would have had an antidilutive effect. There were nominal stock options and unvested restricted stock awards excluded for the six months ended June 30, 2023 and six months ended June 30, 2022.

14.    Segment Information

Our organizational structure focuses on three business segments: Global Lottery, Global Gaming, and PlayDigital, along with a corporate support function. We report segmented information based on internal reporting reviewed by the chief operating decision maker for allocating resources and assessing performance.

Segment information is as follows:

	For the three months ended June 30, 2023
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	576	—	—	576	—	576
Gaming terminal services	—	128	—	128	—	128
PlayDigital services	—	—	59	59	—	59
Systems, software, and other	13	59	—	72	—	72
Service revenue	588	188	59	835	—	835

Lottery products	35	—	—	35	—	35
Gaming terminals	—	139	—	139	—	139
Other	—	45	—	45	—	45
Product sales	35	185	—	220	—	220
Total revenue	624	373	59	1,055	—	1,055

Operating income (loss)	229	71	18	319	(68)	251
Depreciation and amortization (1)	49	39	3	90	38	128
(1) Depreciation and amortization excludes amortization of upfront license fees of $50 million.

	For the three months ended June 30, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	535	—	—	535	—	535
Gaming terminal services	—	123	—	123	—	123
PlayDigital services	—	—	43	43	—	43
Systems, software, and other	85	56	—	141	—	141
Service revenue	621	179	43	842	—	842

Lottery products	27	—	—	27	—	27
Gaming terminals	—	108	—	108	—	108
Other	—	44	—	44	—	44
Product sales	27	151	—	179	—	179
Total revenue	648	330	43	1,021	—	1,021

Operating income (loss)	230	57	8	295	(68)	228
Depreciation and amortization (1)	49	29	4	81	39	120
(1) Depreciation and amortization excludes amortization of upfront license fees of $48 million.

	For the six months ended June 30, 2023
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,166	—	—	1,166	—	1,166
Gaming terminal services	—	257	—	257	—	257
PlayDigital services	—	—	114	114	—	114
Systems, software, and other	25	119	—	144	—	144
Service revenue	1,191	376	114	1,681	—	1,681

Lottery products	57	—	—	57	—	57
Gaming terminals	—	275	—	275	—	275
Other	—	103	—	103	—	103
Product sales	57	377	—	435	—	435
Total revenue	1,248	754	114	2,116	—	2,116

Operating income (loss)	469	140	33	642	(136)	506
Depreciation and amortization (1)	97	78	6	181	80	261
(1) Depreciation and amortization excludes amortization of upfront license fees of $100 million.

	For the six months ended June 30, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,086	—	—	1,086	—	1,086
Gaming terminal services	—	230	—	230	—	230
PlayDigital services	—	—	89	89	—	89
Systems, software, and other	169	113	—	282	—	282
Service revenue	1,255	344	89	1,688	—	1,688

Lottery products	72	—	—	72	—	72
Gaming terminals	—	212	—	212	—	212
Other	—	99	—	99	—	99
Product sales	72	311	—	384	—	384
Total revenue	1,328	655	90	2,072	—	2,072

Operating income (loss)	482	108	21	612	(132)	480
Depreciation and amortization (1)	99	57	8	164	77	242
(1) Depreciation and amortization excludes amortization of upfront license fees of $100 million.

15.    Other Non-Operating (Income) Expense, Net

($ in millions)	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
DDI / Benson Matter provision	—	150	—	150
Other (income) expense, net	(2)	—	2	(3)
Total other non-operating (income) expense, net	(2)	150	2	147

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2022 Form 20-F.

The following discussion includes information for the three and six months ended June 30, 2023 and 2022. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” included in the Company's 2022 Form 20-F and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”). As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries.

Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

We manage and report our operating results through three business segments: Global Lottery, Global Gaming, and PlayDigital, along with a corporate support function. The Company’s operations for the periods presented herein are discussed accordingly.

Key Factors Affecting Operations and Financial Condition

The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The recent U.S. bank failures and the associated bank crisis, the conflict between Russia and Ukraine, the tightening of monetary policy by central banks and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the three and six months ended June 30, 2023. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events on our business and our results of operations.

On June 8, 2023, the Company announced its Board of Directors is evaluating potential strategic alternatives for the Global Gaming and PlayDigital segments with the goal of unlocking the full value of IGT's portfolio. IGT's Board of Directors is considering a broad range of potential alternatives, including but not limited to a sale, merger or spin-off, as well as retaining and further investing in the Global Gaming and PlayDigital segments. To support the Board of Directors in their assessment, the Company has retained financial advisors, legal counsel and consultants. No decision has been made regarding any alternatives, there is no timeline for the review and there can be no assurance that the exploration of strategic alternatives will result in any transaction. Currently, the extent to which our business could ultimately be impacted, including the extent of fees incurred, is unknown.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2022 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of the three months ended June 30, 2023 and 2022

Total revenue

	For the three months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	835	79	842	82	(7)	(1)
Total product sales	220	21	179	18	42	23
Total revenue	1,055	100	1,021	100	35	3

Total revenue for the three months ended June 30, 2023 increased $35 million, or 3%, to $1,055 million from $1,021 million for the prior corresponding period primarily driven by player demand and game and product performance as reflected by higher key performance indicators.

Product sales growth is primarily attributable to our Global Gaming segment which experienced increases in both machine units sold and a higher global average selling price from the prior corresponding period. Service revenue increases in our PlayDigital and Global Gaming segments were driven by player demand and operating in additional jurisdictions. Global Lottery increases, principally due to instant ticket and draw-game same-store sales in Italy and LMA revenues in North America, were fully offset by the disposal in September 2022 of our Italian Commercial Services business which contributed $72 million in the prior corresponding period. Excluding the contribution from the Italian Commercial Services business, total revenue increased 11% from the prior corresponding period.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue

Operating expenses

	For the three months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	402	48	420	50	(18)	(4)

Cost of services for the three months ended June 30, 2023 decreased $18 million, or 4%, from the prior corresponding period primarily attributable to our Global Lottery segment experiencing a $45 million decrease in point of sale (“POS”) fees due to the disposal of the Italian commercial services business, partially offset by a $7 million increase in POS consumables used in providing instant and draw-based game sales and increased insurance & taxes and marketing & advertising of $5 million in the aggregate. Additionally, within our Global Gaming segment, depreciation and amortization expense increased $9 million due primarily to amortization expense related to a multi-year license agreement of intellectual property entered into in December 2022, partially offset by a $7 million reduction in usage-based royalties. Payroll & benefit related expenses increased within the Global Gaming and PlayDigital segments by $5 million in the aggregate as a result of increased headcount. As a percentage of service revenue, cost of services decreased by approximately 175 basis points primarily due to our Global Lottery and PlayDigital segments experiencing improved operating leverage.

	For the three months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	131	59	117	66	13	11

Cost of product sales increased $13 million, or 11%, from the prior corresponding period, primarily as a result of a $42 million increase in total product sales. Cost of product sales as a percentage of product sales decreased by approximately 650 basis points principally due to product mix in the Global Gaming segment and a high margin central system software license in the Global Lottery segment.

	For the three months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	211	20	195	19	17	9

Selling, general and administrative expenses increased $17 million, or 9%, from the prior corresponding period. This increase was primarily attributable to an $8 million increase in costs for outside legal and technical consultants in Global Lottery, Global Gaming, and Corporate and Other in aggregate, a $7 million increase in payroll & benefit expenses, as well as a $5 million increase in expected credit loss expense primarily due to the refinancing of high credit risk receivables that reduced provisions, benefiting our Global Gaming segment in the prior period.

	For the three months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	60	6	60	6	(1)	(1)

Research and development for the three months ended June 30, 2023 remained relatively flat when compared to the prior corresponding period, primarily due to higher capitalization of software development activities within Global Gaming and Global Lottery which offset higher payroll, benefits, and incentives costs.

Non-operating expenses

	For the three months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	71	7	75	7	(3)	(4)
Foreign exchange loss (gain), net	5	—	(19)	(2)	25	127
Other non-operating (income) expense, net	(2)	—	150	15	(152)	(101)
Total non-operating expenses	75	7	205	20	(131)	(64)

Interest expense, net decreased $3 million, or 4%, from the prior corresponding period primarily due to the Company maintaining a lower average balance in its Senior Secured Notes compared to the prior corresponding period.

Foreign exchange loss (gain), net was a $5 million loss, compared to a $19 million gain for the prior corresponding period. Foreign exchange loss (gain), net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other non-operating (income) expense, net was $2 million of income, compared to $150 million expense for the prior corresponding period. During the prior corresponding period, the Company accrued $150 million of expense representing our best estimate of probable loss associated with the DDI / Benson Matter at that time.

Provision for (benefit from) income taxes

	For the three months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for (benefit from) income taxes	86	8	(11)	(1)	97	> 200

The increase in the provision for income taxes for the three months ended June 30, 2023 was primarily driven by higher pre-tax income compared to the prior corresponding period. The lower pre-tax income in the prior corresponding period was partially attributed to the accrual of the DDI / Benson Matter which resulted in recognition of a $37 million tax benefit.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$	%
Operating and facilities management contracts	576	535	40	8
Systems, software, and other	13	85	(73)	(85)
Total service revenue	588	621	(32)	(5)

	For the three months ended June 30,
(% on a constant-currency basis)	2023	2022
Global same-store sales growth (%)
Instant ticket & draw games	2.3%	(8.6)%
Multi-jurisdiction jackpots	(5.3)%	10.8%
Total	1.8%	(7.4)%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	0.8%	(5.6)%
Multi-jurisdiction jackpots	(5.3)%	10.8%
Total	0.2%	(4.2)%

Italy same-store sales growth (%)
Instant ticket & draw games	8.0%	(17.5)%

Operating and facilities management contracts revenue for the three months ended June 30, 2023 increased $40 million, or 8%, from the prior corresponding period. This increase was primarily the result of a $27 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced an 8.0% increase in Italy same-store sales for instant and draw-based and in the aggregate a 1.8% increase in global same-store sales. Additionally, LMA revenue increased $9 million principally due to higher incentives expected in North America.

Systems, software, and other revenue for the three months ended June 30, 2023 decreased by $73 million, or 85%, from the prior corresponding period primarily due to the sale of our Italian commercial services business on September 14, 2022.

Product sales

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$	%
Lottery products	35	27	8	30
Total product sales	35	27	8	30

Lottery products revenue for the three months ended June 30, 2023 increased $8 million, or 30%, from the prior corresponding period, principally due to the extension of a multi-year central system software license in Switzerland.

Operating Margins

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$ / Basis Points (“bps”)		%
Gross margin
Service	296	304	(8)		(3)
% of service revenue	50%	49%	120	bps
Product	14	5	10		> 200.0
% of product sales	40%	17%	2,310	bps

Gross margin as a percentage of service revenue increased to 50% from 49%, or 120 basis points, from the prior corresponding period primarily as a result of decreased Systems, software, and other revenue from the former Italy commercial services business where margins were typically lower as a result of the POS fees.

Gross margin on product sales for the three months ended June 30, 2023 increased $10 million from the prior corresponding period primarily related to a high margin software license agreement in the period.

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$ / Basis Points (“bps”)		%
Operating income	229	230	(1)		—
Operating margin	37%	36%	120	bps

Segment operating margin increased 120 basis points primarily as a result of higher same-store sales in Italy, higher LMA incentives, a decrease in lower margin Systems, software, and other service revenue, and an increase in higher margin product sales compared with the prior corresponding period.

Global Gaming

Revenues and Key Performance Indicators

Service revenue

	For the three months ended June 30,		Change
($ in millions, except yields)	2023	2022	$	%
Gaming terminal services	128	123	5	4
Systems, software, and other	59	56	4	6
Total service revenue	188	179	9	5

	For the three months ended June 30,		Change
	2023	2022	Units / $	%
Installed base units
Total installed base units	52,155	47,898	4,257	9

Total yields(1)	$29.56	$30.55	$(0.99)	(3)
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location
Gaming terminal services revenue for the three months ended June 30, 2023 increased $5 million, or 4%, from the prior corresponding period. This increase was primarily driven by a 9% increase in installed base units and yields remaining at heightened levels of $29.56 per unit per day primarily attributable to game performance.

Systems, software, and other revenue for the three months ended June 30, 2023 increased $4 million, or 6%, from the prior corresponding period principally related to an increase in systems maintenance and recurring software revenue.

Product sales

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$	%
Gaming terminals	139	108	32	30
Gaming other	45	44	2	4
Total product sales	185	151	34	22

	For the three months ended June 30,		Change
	2023	2022	Units / $	%
Global machine units sold
Total machine units sold	8,269	7,196	1,073	15

Gaming terminals for the three months ended June 30, 2023 increased $32 million, or 30%, from the prior corresponding period. This increase was primarily associated with an increase of 1,073 in machine units sold, primarily driven by replacement as well as new and expansion machine units in the United States and Canada at a 13% higher global average selling price than those in the prior corresponding period.

Gaming other for the three months ended June 30, 2023 increased $2 million, or 4%, from the prior corresponding period, principally related to a $15 million increase in North America system sales partially offset by a $15 million decrease in intellectual property licenses associated with patents tied to remote game server solutions and game features.

Operating Margins

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	106	102	4		4
% of service revenue	56%	57%	(50)	bps
Product	77	59	18		31
% of product sales	42%	39%	280	bps

Gross margin on service revenue for the three months ended June 30, 2023 remained relatively flat as compared to the prior corresponding period.

Gross margin on product sales for the three months ended June 30, 2023 increased to 42% from 39% for the prior corresponding period principally as a result of product mix and a 13% higher global average selling price, offset slightly by the current period recognition of higher inventory costs that remain in the supply chain.

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	71	57	14		25
Operating margin	19%	17%	190	bps

Operating margin for the three months ended June 30, 2023 increased to 19% from 17% for the prior corresponding period primarily due to an increase in revenues of $43 million resulting from increased demand in terminal sales and game performance. Increased unit sales, system deliveries, and a larger install base improved operating leverage as the business continues to return to pre-pandemic scale.

PlayDigital

Revenues and Key Performance Indicators

Service Revenue

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$	%
PlayDigital services	59	43	16	38
Total service revenue	59	43	16	38

PlayDigital services revenue for the three months ended June 30, 2023 increased $16 million, or 38%, from the prior corresponding period principally related to an $8 million contribution from the acquisition of iSoftBet, a $5 million increase in iCasino primarily from higher WAP revenues and lower jackpot reserve funding requirements, and a $4 million increase in PlaySports driven by the expansion into new jurisdictions and growth in existing markets from sports betting solutions.

Operating Margins

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	43	27	17		62
% of service revenue	74%	63%	1,070	bps

Gross margin on service revenue for the three months ended June 30, 2023 increased to 74% from 63% for the prior corresponding period primarily driven by higher service revenues and increased operating leverage.

	For the three months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	18	8	10		125
Operating margin	31%	19%	1,200	bps

Operating margin for the three months ended June 30, 2023 increased to 31% from 19% for the prior corresponding period primarily driven by a higher gross service margin, partially offset by increased investments in research & development, and increased sales and administrative costs to support growth.

Results of Operations

Comparison of the six months ended June 30, 2023 and 2022

Total revenue

	For the six months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	1,681	79	1,688	81	(8)	—
Total product sales	435	21	384	19	52	13
Total revenue	2,116	100	2,072	100	44	2

Total revenue for the six months ended June 30, 2023 increased $44 million, or 2%, to $2,116 million from $2,072 million for the prior corresponding period due primarily to player demand and product and game performance, as reflected by higher key performance indicators.

Product sales growth is primarily attributable to our Global Gaming segment experiencing increases in both machine units sold and a higher global average selling price from the prior corresponding period. Service revenue increases in our Global Gaming and PlayDigital segments were driven by game performance and player demand. Global Lottery increases, principally due to multi-jurisdiction jackpot game same-store sales in the U.S. and instant ticket and draw-game same-store sales in Italy, were fully offset by the disposition in September 2022 of our Italian Commercial Services business which contributed $142 million in the prior corresponding period as well as unfavorable foreign currency impacts primarily related to the euro of $15 million. Excluding the contribution from the Italian Commercial Services business, total revenue increased 10%, with service revenue in our Global Lottery segment increasing 7%.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue.

Operating expenses

	For the six months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	800	48	848	50	(48)	(6)

Cost of services for the six months ended June 30, 2023 decreased $48 million, or 6%, from the prior corresponding period primarily attributable to our Global Lottery segment experiencing a $93 million decrease in POS fees due to the disposal of the Italian Commercial Services business, partially offset by a $13 million increase in POS consumables used in providing instant and draw-based game sales. Additionally, within our Global Gaming segment, depreciation and amortization expense increased $18 million due primarily to amortization expense related to a multi-year license agreement of intellectual property entered into in December 2022 partially offset by a $15 million reduction in usage-based royalties. Increased payroll & benefits in Global Gaming and PlayDigital of $9 million correlate to the service revenue growth in those segments. As a percentage of service revenue, cost of services decreased by approximately 260 basis points in total. The overall increase in gross service margin was $40 million primarily due to the disposal in September 2022 of the lower margin Italy Commercial Services business, with gross margin as a percentage of service revenue increasing 230 basis points, 80 basis points, and 770 basis points in our Global Lottery, Global Gaming, and PlayDigital segments, respectively.

	For the six months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	258	59	239	62	19	8

Cost of product sales increased $19 million, or 8%, from the prior corresponding period, primarily as a result of a $52 million increase in total product sales. Cost of product sales as a percentage of product sales decreased by approximately 310 basis points principally due to product mix.

	For the six months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	428	20	388	19	40	10

Selling, general and administrative increased $40 million, or 10%, from the prior corresponding period. This increase was primarily attributable to an increase in payroll & benefit costs across all segments of $13 million in the aggregate, a $7 million increase in expected credit loss expense due to the refinancings of high credit risk receivables that reduced provisions, benefiting our Global Gaming segment in the prior period, a $6 million increase in costs for outside legal and technical consultants in the aggregate for all segments, as well as increased legal accruals related to Texas Fun 5’s instant ticket game in Global Lottery.

	For the six months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	122	6	117	6	5	4

Research and development increased $5 million, or 4%, from the prior corresponding period primarily due to increases in payroll and benefits and incentive compensation, partially offset by increased capitalization of software development activities.

Non-operating expenses

	For the six months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	141	7	151	7	(10)	(6)
Foreign exchange loss (gain), net	32	1	(22)	(1)	54	> 200
Other non-operating expense, net	2	—	147	7	(145)	(98)
Total non-operating expenses	176	8	276	13	(100)	(36)

Interest expense, net decreased $10 million, or 6%, from the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in its Senior Secured Notes compared to the prior corresponding period.

Foreign exchange loss (gain), net was a $32 million loss, compared to a $22 million gain for the prior corresponding period. Foreign exchange loss (gain), net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other non-operating expense, net for the six months ended June 30, 2023 was $2 million of expense, compared to $147 million of expense for the prior corresponding period. During the six months ended June 30, 2023, the Company recognized $4 million in losses on extinguishment of debt. During the prior corresponding period, we accrued $150 million of expense representing our best estimate of probable loss associated with the DDI / Benson Matter provision at that time.

Provision for income taxes

	For the six months ended June 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for income taxes	173	8	53	3	120	> 200

The increase in provision for income taxes for the six months ended June 30, 2023 was primarily driven by a higher valuation allowance related to our business interest expense limitation carryforward, the impact of the international provisions of the U.S. Tax Cut and Jobs Act of 2017, and higher pre-tax income. In addition, there was no tax benefit arising from the DDI / Benson Matter for the six months ended June 30, 2023, compared to a $37 million tax benefit for the prior corresponding period.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$	%
Operating and facilities management contracts	1,166	1,086	80	7
Systems, software, and other	25	169	(144)	(85)
Total service revenue	1,191	1,255	(65)	(5)

	For the six months ended June 30,
(% on a constant-currency basis)	2023	2022
Global same-store sales growth (%)
Instant ticket & draw games	3.6%	(7.7)%
Multi-jurisdiction jackpots	20.9%	(21.3)%
Total	4.9%	(8.9)%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	2.0%	(4.8)%
Multi-jurisdiction jackpots	20.9%	(21.3)%
Total	3.8%	(6.6)%

Italy same-store sales growth (%)
Instant ticket & draw games	9.2%	(16.0)%

Operating and facilities management contracts revenue for the six months ended June 30, 2023 increased $80 million, or 7%, from the prior corresponding period. This increase was primarily the result of a $62 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced same-store sales growth of 9.2% in Italy, and a 4.9% increase in global same-store sales in the aggregate. Global same-store sales for multi-jurisdiction jackpot ticket sales experienced a 20.9% increase, primarily attributable to elevated jackpot levels in the United States. Additionally, LMA revenue increased $7 million principally due to higher incentives earned in North America.

Systems, software, and other revenue for the six months ended June 30, 2023 decreased by $144 million, or 85%, from the prior corresponding period primarily due to the sale of our Italian commercial services business on September 14, 2022.

Product sales

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$	%
Lottery products	57	72	(15)	(21)
Total product sales	57	72	(15)	(21)

Lottery products revenue for the six months ended June 30, 2023 decreased $15 million, or 21%, from the prior corresponding period, principally due to higher sales experienced in the prior corresponding period for terminal and system deliveries related to the contract renewal with the Poland Lottery as well as a decrease in global printing operations revenue due primarily to the timing of customer deliveries.

Operating Margins

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	609	612	(3)		(1)
% of service revenue	51%	49%	230	bps
Product	22	21	1		6
% of product sales	38%	28%	950	bps

Gross margin as a percentage of service revenue increased to 51% from 49% for the prior corresponding period primarily as a result of increased Operating and facilities management contracts revenue as discussed above and decreased Systems, software, and other revenue from the former Italy commercial services business where margins were typically lower as a result of the POS fees. As the Global Lottery segment has a higher percentage of fixed-costs within its cost structure, service gross margin typically increases as sales increase.

Gross margin on product sales for the six months ended June 30, 2023 increased from the prior corresponding period principally due to product mix.

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	469	482	(13)		(3)
Operating margin	38%	36%	130	bps

Segment operating margin increased 130 basis points primarily as a result of increased Operating and facilities management contracts revenue coupled with the increase in higher margin systems, software, and other revenue and product sales compared with the prior corresponding period as discussed above.

Global Gaming

Revenues and Key Performance Indicators

Service revenue

	For the six months ended June 30,		Change
($ in millions, except yields)	2023	2022	$	%
Gaming terminal services	257	230	27	12
Systems, software, and other	119	113	6	5
Total service revenue	376	344	32	9.4

	For the six months ended June 30,		Change
	2023	2022	Units / $	%
Installed base units
Total installed base units	52,155	47,898	4,257	9

Total yields(1)	$29.85	$29.37	$0.48	2
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location

Gaming terminal services revenue for the six months ended June 30, 2023 increased $27 million, or 12%, from the prior corresponding period. This increase was primarily driven by a 2% increase in yields on installed base units coupled with a 9% increase in installed base units.

Systems, software, and other revenue for the six months ended June 30, 2023 increased $6 million, or 5%, from the prior corresponding period principally related to an increase in systems maintenance and recurring software revenue.

Product sales

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$	%
Gaming terminals	275	212	63	30
Gaming other	103	99	4	4
Total product sales	377	311	67	21

	For the six months ended June 30,		Change
	2023	2022	Units / $	%
Global machine units sold
Total machine units sold	16,541	14,372	2,169	15

Gaming terminals for the six months ended June 30, 2023 increased $63 million, or 30%, from the prior corresponding period. This increase was primarily associated with an increase in machine units sold of 2,169, primarily driven by new and expansion machine units in the United States and Canada at a 13% higher global average selling price than those in the prior corresponding period.

Gaming other for the six months ended June 30, 2023 increased $4 million, or 4%, from the prior corresponding period, principally related to a $17 million increase in system sales, an $11 million increase in poker software licenses and game conversions, partially offset by a $23 million decrease in intellectual property licenses associated with patents tied to remote game server solutions and game features.

Operating Margins

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	214	193	21		11
% of service revenue	57%	56%	80	bps
Product	159	127	31		25
% of product sales	42%	41%	110	bps

Gross margin as a percentage of service revenue for the six months ended June 30, 2023 increased to 57% from 56% for the prior corresponding period primarily resulting from increased operating leverage due to higher yields in our total installed base units and growth of the overall installed base.

Gross margin as a percentage of product sales for the six months ended June 30, 2023 remained relatively flat at 42% as compared to 41% in the prior corresponding period, principally as a result of increased unit sales and a higher average selling price as referenced above, offset by unfavorable product mix due to high margin intellectual property revenues in the prior period.

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	140	108	32		29
Operating margin	19%	17%	200	bps

Operating margin for the six months ended June 30, 2023 increased to 19% from 17% for the prior corresponding period primarily due to an increase in revenues of $99 million resulting from the increased demand of terminal sales and game performance. Increased unit sales, system deliveries, poker licensing sales, and higher yields on our installed base units improved operating leverage.

PlayDigital

Revenues and Key Performance Indicators

Service Revenue

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$	%
PlayDigital services	114	89	24	27
Total service revenue	114	89	24	27

PlayDigital services revenue for the six months ended June 30, 2023 increased $24 million, or 27%, from the prior corresponding period, principally related to a $17 million contribution from the acquisition of iSoftBet, $3 million from higher WAP performance, and a $6 million increase in PlaySports driven by the expansion into new jurisdictions and growth in existing market from sports betting solutions.

Operating Margins

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	83	58	25		42
% of service revenue	73%	65%	770	bps

Gross margin as a percentage of service revenue for the six months ended June 30, 2023 increased to 73% from 65% for the prior corresponding period primarily driven by higher service revenues and increased operating leverage.

	For the six months ended June 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	33	21	11		53
Operating margin	29%	24%	500	bps

Operating margin for the six months ended June 30, 2023 increased to 29% from 24% for the prior corresponding period primarily driven by gross service margin, partially offset by increased investments in research & development, and increased sales and administrative costs to support growth.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the next 12 months from the date of issuance of these condensed consolidated financial statements and for the longer-term period thereafter.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At June 30, 2023 and December 31, 2022, the Company's total available liquidity was as follows, respectively:

($ in millions)	June 30, 2023	December 31, 2022
Revolving Credit Facilities	1,360	1,822
Cash and cash equivalents	461	590
Total Liquidity	1,821	2,412

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

The Company completed multiple debt transactions in 2023. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt” included herein for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At June 30, 2023 and December 31, 2022, approximately 28% and 20% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027 and the Revolving Credit Facilities.

The following table summarizes the Company’s USD equivalent cash balances by currency:

	June 30, 2023		December 31, 2022
($ in millions)	$	%	$	%
Euros	218	47	312	53
U.S. dollars	75	16	147	25
Other currencies	168	36	131	22
Total Cash	461	100	590	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances.

At June 30, 2023, we did not have any significant changes to off-balance sheet arrangements from those disclosed within our 2022 Form 20-F. Additionally, there have been no material changes to our contractual obligations disclosed under “Item 5.B. Liquidity and Capital Resources” in our 2022 Form 20-F.

Cash Flow Summary

The following tables summarize the condensed consolidated statements of cash flows. A complete condensed consolidated statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.
Cash Flow - Operating Activities

	For the six months ended June 30,
($ in millions)	2023	2022	$ Change
Net cash provided by operating activities	345	385	(40)

Non-cash adjustments to net income for the six months ended June 30, 2023 were $479 million, compared to $458 million for the prior corresponding period. The principal drivers of the increase in non-cash adjustments were related to $87 million in additional deferred income taxes, unfavorable changes in foreign exchange of $54 million, an increase in depreciation and amortization of $20 million, and a $4 million loss on the extinguishment of debt recognized in the current period, partially offset by a decrease due to the absence of the $150 million DDI / Benson Matter provision recorded in the prior period.

Changes in operating assets and liabilities resulted in cash outflows of $292 million and $224 million for the six months ended June 30, 2023 and 2022, respectively, primarily increasing due to the $220 million payment of the DDI / Benson Matter provision, partially offset due to the timing of invoicing and payment remittance for trade payables in Italy and a reduction in interest payments.

Cash Flow - Investing Activities

	For the six months ended June 30,
($ in millions)	2023	2022	$ Change
Net cash used in investing activities	(190)	(139)	(51)

During the six months ended June 30, 2023, the Company used $190 million of net cash for investing activities, an increase of $51 million from the prior corresponding period, principally due to a $41 million increase in capital expenditures primarily related to capitalized software expenses.

Cash Flow - Financing Activities

	For the six months ended June 30,
($ in millions)	2023	2022	$ Change
Net cash used in financing activities	(303)	(134)	(169)

During the six months ended June 30, 2023, cash flows used in financing activities primarily included principal payments on long-term debt of $462 million, dividends paid and capital returned to non-controlling interests of $198 million, dividends paid to shareholders of $80 million, and $8 million of payments made on deferred license obligations. These cash outflows were partially offset by net proceeds from Revolving Credit Facilities of $473 million.

During the six months ended June 30, 2022, cash flows used in financing activities primarily included dividends paid and capital returned to non-controlling interests of $222 million, dividends paid to shareholders of $81 million, repurchases of common stock of $54 million, and net repayments of short-term borrowings of $52 million. These cash outflows were partially offset by net receipts from financial liabilities related to our factoring program of $36 million and net proceeds from Revolving Credit Facilities of $245 million.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions, except per share amounts)	2023	2022	2023	2022
Dividends paid per share of common stock	$0.20	$0.20	$0.40	$0.40
Total dividends paid	40	41	80	81

On July 27, 2023, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million, is payable on August 29, 2023, to shareholders of record at the close of business on August 15, 2023. The ex-dividend date is August 14, 2023.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2022 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our Annual Report on Form 20-F filed with the SEC on February 28, 2023, except as noted in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)— Note 10. Commitments and Contingencies” included in the accompanying financial statements.
Item 1A.    Risk Factors

Information on the Company’s risk factors appear in “Part I, Item 3.D. Risk Factors” of the 2022 Form 20-F, which should be carefully considered in conjunction with “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes included herewith, and the Forward-Looking Statements Safe Harbor. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Forward-Looking Statements Safe Harbor. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.

Except as set forth below, there have been no material updates or changes to the risk factors previously disclosed in the Company’s 2022 Form 20-F.

Risks related to the Company's Business and Industry

Divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows

From time to time, the Company may pursue divestitures in support of its strategic goals. For example, on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. and on September 14, 2022, a wholly-owned subsidiary of the Company completed the sale of the Company’s Italian commercial services business to PostePay S.p.A. – Patrimonio Destinato IMEL. On June 8, 2023, the Company also announced a review of potential strategic alternatives for the Global Gaming and PlayDigital segments, which includes the potential sale of these segments.

Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of revenues, increased customer concentration, departures of key employees and the retention of uncertain contingent liabilities related to the divested business. The Company may not be successful in managing these or any other significant risks that it encounters in any divestiture the Company may undertake, and any such divestiture could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses. Further, there can be no assurance whether the strategic benefits and expected financial impact of any divestiture will be achieved.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

No repurchases of common stock were made by or on behalf of the Company during the second quarter ended June 30, 2023.

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. Since inception through June 30, 2023, the Company has repurchased $156 million (6.9 million shares) under the Program. At the Parent’s 2023 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 19,968,394 of the Parent’s ordinary shares. This authority remains valid until November 8, 2024, unless previously revoked, varied, or renewed at the Parent’s 2024 annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: August 1, 2023